UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

1.	Notice for CEMEX, S.A.B. de C.V.’s (“CEMEX”) (NYSE:CX) General Meeting of Holders of CEMEX’s Non-Redeemable Ordinary Participation Certificates to be held on September 11, 2014 in the city of San Pedro Garza García, Nuevo León, Mexico.

2.	Supplemental information to the agenda for the General Meeting of Holders of CEMEX’s Non-Redeemable Ordinary Participation Certificates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: August 4, 2014	By:	/s/ Rafael Garza
	Name:	Rafael Garza
	Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Notice for CEMEX, S.A.B. de C.V.’s (“CEMEX”) (NYSE:CX) General Meeting of Holders of CEMEX’s Non-Redeemable Ordinary Participation Certificates to be held on September 11, 2014 in the city of San Pedro Garza García, Nuevo León, Mexico.

2.	Supplemental information to the agenda for the General Meeting of Holders of CEMEX’s Non-Redeemable Ordinary Participation Certificates.